EXHIBIT 99(a)(2)

guided therapeutics, inc.

To the Holders of Original Warrants:

Enclosed for your consideration are an Offer to Exchange, dated October 15, 2013, and the related Election to Participate, Notice of Withdrawal and form of New Warrants, in connection with the offer by Guided Therapeutics, Inc. to the holders of Original Warrants exercisable to purchase up to an aggregate of 3,590,525 shares of our common stock at an exercise price of $0.65 per share, with an exercise period ending on March 1, 2014, to tender such Original Warrants for New Warrants.

Each Original Warrant (to the extent you tender such warrant) is exchangeable for a New Warrant exercisable for the number of shares of Common Stock for which the Original Warrant is exercisable, with a reduced exercise price of $0.40 per share and a shortened exercise period ending November 27, 2013.

The offer to exchange your Original Warrants for New Warrants will expire at 5:00 p.m. (Eastern) on November 13, 2013, unless extended. Any Original Warrants that are not tendered will remain outstanding until they expire by their current terms or you exercise them.

If you wish to participate in this exchange, we will need your executed “Election to Participate” form and your previously issued Original Warrant (your $0.65 warrant, with an exercise period ending on March 1, 2014), all postmarked by November 13, 2013. Do not send us funds to exercise new warrants at that time. We will issue the New Warrants promptly after the expiration of the exchange offer, expected to be November 13, 2013. You may exercise your New Warrant (including delivery of the $0.40 per share cash exercise price) only after you have received it from us and until the New Warrants expire on November 27, 2013.

The offer to exchange your Original Warrants is being made solely under the Offer to Exchange and the related Election to Participate (together with any amendment or supplement thereto). You should read these materials carefully before you decide whether to tender any of your Original Warrants for exchange.

Any questions concerning the Offer to Exchange or any other document accompanying or referred to in the Offer to Exchange, or to request additional copies of any such documents, may be directed to the Company at Guided Therapeutics, Inc., 5835 Peachtree Corners East, Suite D, Norcross, Georgia 30092, Attn: Jacque Tapley, or by telephone at (770) 242-8723.

Very truly yours,

GUIDED THERAPEUTICS, INC.

Norcross, Georgia
October 15, 2013